Deborah J. Friedman 303 892 7499 deborah.friedman@dgslaw.com

September 8, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:                                         John Reynolds, Assistant Director

Jay Williamson

Brigitte Lippman

Re:                             Mines Management, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed August 13, 2014

File No. 001-32074

Ladies and Gentlemen:

With respect to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) as set forth in its comment letter dated September 5, 2014 (the “Comment Letter”) relating to the preliminary proxy statement on Schedule 14A filed August 13, 2014 (the “Proxy Statement”) by Mines Management, Inc. (the “Company”), the Company responds as follows:

The comments of the staff are set forth below for ease of reference, and are numbered to correspond to the numbered comments in the Comment Letter.

General

1.             Please identify the investor in the transaction and describe any other prior transactions between the company and the investor and any of its affiliates.

Response:

The Company has amended the Proxy Statement as requested.  Please see the information about the investor added to the first paragraph on page 4.

2.             Please provide tabular disclosure of the payments (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to the investor or any of its affiliates with respect to the transaction (including any dividend payments, liquidated damages, and payments made to placement agents). Please also provide footnote disclosure explaining these payments and any assumptions in making these calculations.

Response:

The Company has amended the Proxy Statement as requested.  Please see the section entitled Potential Payments Related to the Preferred Stock added to page 6 and the section entitled Commissions and Expenses added to page 9.

3.             Please provide tabular disclosure of the total possible number of shares of common stock underlying each of the warrants, preferred stock, and PIK dividends, and any other payments in common stock relating to the transaction. Also, because the preferred stock has anti-dilution provisions, please also disclose the information in the table assuming your stock price decreased 25%, 50% and 75% from a recent stock price.

Response:

Please see the section entitled Potential Number of Shares of Common Stock Issuable Pursuant to the Preferred Stock and the Warrants commencing on page 6.

4.             Please provide tabular disclosure of:

•                  the number of shares of common stock outstanding prior to the transaction;

•                  the number of shares of common stock that were outstanding prior to the transaction and held by persons other than the investor, affiliates of the company, or affiliates of the investor;

•                  the number of shares of common stock that were issued or are issuable in connection with the transaction;

•                  the percentage of total issued and outstanding securities that were issued or are issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the transaction and held by persons other than the investor, affiliates of the company, or affiliates of the investor, and dividing that number by the number of shares issued or issuable in connection with the transaction;

•                  the market price per share of common stock immediately prior to the transaction; and

•                  the current market price per share of the common stock.

Response:

The Company has amended the Proxy Statement as requested.  Please see the section entitled Effects of the Transaction commencing on page 7.

Proposal No. 1 — Approval of the issuance of shares of common stock upon the conversion of preferred stock, in lieu of cash dividends on preferred stock, and upon exercise of warrants, in excess of 19.99% of the number of issued and outstanding shares of common stock on July 25, 2014, page 4

5.             On page 4 you state the terms of your Securities Purchase Agreement (SPA) and securities “are complex and only briefly summarized …” and “qualified in their entirety” by reference to various other documents and filings. Please revise here and elsewhere to confirm that you have summarized all material provisions of your SPA and securities. To the extent that terms are complex or unfamiliar — such as the references to “full ratchet” your disclosure should explain the term the first time it is used and provide appropriate context to assist investors in understanding material terms. Please revise as appropriate.

Response:

The Company has amended the Proxy Statement as requested.  Please see the revised second paragraph on page 4 regarding the summaries provided in the Proxy Statement.  Please see the information about the full ratchet added to the third paragraph on page 5.

The Company acknowledges a) that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, b) that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and c) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions at 303.892.7499, or Sam Seiberling at 303.892.7492.

Sincerely,

/s/ Deborah J. Friedman

Deborah J. Friedman
for
DAVIS GRAHAM & STUBBS LLP

CC:         Douglas D. Dobbs, Mines Management